ADT INC.

1501 Yamato Road

Boca Raton, Florida 33431

January 7, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

ADT Inc.

Registration Statement on

Form S-3 (File No. 333-235331)

Dear Mr. Anderegg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “S-3”) of ADT Inc. (the “Company”), Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, Prime Finance Inc., The ADT Security Corp., ADT LLC and Red Hawk Fire & Security, LLC be accelerated to January 9, 2020 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Tracey A. Zaccone of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3085.

*****

Very truly yours,

ADT Inc.
Prime Security Services Holdings, LLC
Prime Security Services Borrower, LLC

By:	/s/ Jeffrey Likosar
Name: Jeffrey Likosar
Title: Executive Vice President, Chief Financial Officer and Treasurer

Prime Finance Inc.
The ADT Security Corp.
ADT LLC
Red Hawk Fire & Security, LLC

By:	/s/ Jeffrey Likosar
Name: Jeffrey Likosar
Title: Executive Vice President and Chief Financial Officer